210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Meets Primary Endpoint for First Stage of U.S. Phase 2 Squamous Cell Lung Cancer Clinical Trial
CALGARY, AB, September 13, 2012 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced preliminary results from its U.S. Phase 2 clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel (REO 021). The Principal Investigator is Dr. Alain Mita of Cedars-Sinai Medical Centre in Los Angeles, CA.

Eligible patients include those with metastatic stage IIIB, or stage IV, or recurrent squamous cell carcinoma of the lung who are chemotherapy naïve for their metastatic or recurrent cancer.
The primary objective of the Phase 2 trial is to assess the antitumor effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen in the study population; to determine the proportion of patients receiving the above treatment who are alive and free of disease progression at six months; and to assess the safety and tolerability of the treatment regimen in the study population.

The study is a two stage design. Up to 19 evaluable patients with SCCLC were to be treated in the first stage. If four or more patients demonstrated a partial response (PR) or better, the study would then proceed to the second stage, with up to 55 patients being treated in the entire study. This endpoint was met after 15 evaluable patients were enrolled.  Five of 15 patients showed PR, four confirmed, one unconfirmed, and an additional eight patients had stable disease (SD), for a disease control rate (complete response (CR) + PR + SD)) of 87%.  The Company is proceeding with the second stage of the study.

"These preliminary results are encouraging and further supportive of the decision to conduct a randomized Phase II study examining REOLYSIN in non-small cell lung cancer (NSCLC) patients including those with SCCLC," said Dr. Brad Thompson, President and CEO of Oncolytics. “Oncolytics Phase II program continues to grow and now includes randomized trials in six separate indications.”

About SCC Lung Cancer
The American Cancer Society estimates that in 2012, approximately 226,160 new cases of lung cancer will be diagnosed. Between 85% and 90% of all lung cancers are classified as non-small cell lung cancer (NSCLC); squamous cell carcinomas account for 25-30% of all lung cancers. Lung cancer is by far the leading cause of cancer death among both men and women. There will be an estimated 160,340 deaths from lung cancer in the United States in 2012, accounting for around 28% of all cancer deaths. More people die of lung cancer than from colon, breast, and prostate cancers combined. For more information about SCC lung cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II squamous cell carcinoma lung cancer trial, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	DGI, LLC Tom Caden 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@dgicomm.com